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               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549

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                             FORM 15

   Certificate and Notice of Termination of Registration under
     Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13
        or 15(d) of the Securities Exchange Act of 1934.

Commission File Number 1-6701


                      PROVIDIAN CORPORATION
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     (Exact name of registrant as specified in its charter)


                     400 West Market Street
                   Louisville, Kentucky  40202
                         (502) 560-2000
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  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


             Common Stock, Par Value $1.00 per Share
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    (Title of each class of securities covered by this Form)


    Backup Undertakings Delivered by Providian Corporation in
      Connection with the Issuance by Providian LLC (f/k/a
       Capital Holding LLC), a Wholly-Owned Subsidiary of Providian Corporation, of 8 7/8% Cumulative Monthly
 Income Preferred Shares (Liquidation Preference $25 per share)
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   (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)    [X]     Rule 12h-3(b)(1)(ii)   [ ]
     Rule 12g-4(a)(1)(ii)   [ ]     Rule 12h-3(b)(2)(i)    [ ]
     Rule 12g-4(a)(2)(i)    [ ]     Rule 12h-3(b)(2)(ii)   [ ]
     Rule 12g-4(a)(2)(ii)   [ ]     Rule 15d-6             [ ]
     Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the
certification or notice date:      one
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     Pursuant to the requirements of the Securities Exchange Act of 1934, Providian Corporation has caused this certificate/notice to be signed on its behalf by the undersigned duly authorized person.

                              PROVIDIAN CORPORATION



Date:  October 22, 1997       By: /s/ R. Michael Slaven
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                                  R. Michael Slaven




























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